YEW BIO-PHARM GROUP, INC.
294 Powerbilt Avenue
Las Vegas, Nevada 89148

January 23, 2013

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Donald E. Field, Esq.

Re:	Yew Bio-Pharm Group, Inc. Form S-1, Filed December 7, 2012 SEC File No. 333-185320

Ladies and Gentlemen:

We refer to that certain letter dated December 21, 2012 (the “December 21 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to its Registration Statement on Form S-1 filed on December 7, 2012, with respect to which Amendment No.1 thereto is being filed today.

In responding to the December 21 Comment Letter and any other comments of the Staff in the future, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, YEW BIO-PHARM GROUP, INC. By /s/ Zhiguo Wang Zhiguo Wang Title: President